

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

February 28, 2011

Mr. Douglas J. Wetmore
Chief Financial Officer
Griffon Corporation
712 Fifth Avenue, 18th Floor
New York, NY 10019

> **Re:** **Griffon Corporation**
> **Form 8-K/A**
> **Filed November 12, 2010**
> **Form 10-K for the Fiscal Year Ended September 30, 2010**
> **Filed November 17, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed December 15, 2020**
> **Form 10-Q for the Fiscal Quarter Ended December 31, 2010**
> **Filed February 3, 2011**
> **File No. 1-06620**

Dear Mr. Wetmore:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended September 30, 2010

Business, page 2

General

1.   We note that throughout this section, you list certain customers that you consider "significant customers" of your business segments, but you do not provide the amount of consolidated or segment revenue contributed by such customers. However, we note that elsewhere in your Form 10-K, such as on page 17, you disclose the exact percentage of consolidated revenue and segment revenue for certain "significant customers." In order to present this information clearly and concisely for investors, please include disclosure in your business section of the name of any customer if sales to such customer were equal to 10 percent or more of your consolidated revenues, and specify the percentage of consolidated revenue and segment revenue contributed by such customers. See Item 101(c)(vii) of Regulation S-K.

Telephonics Corporation, page 3

2.   We note your disclosure on page 3 that approximately 73% of Telephonics' sales were to the United States Government and related agencies. In addition, we note your disclosure on page 19 that certain of your contracts involving the U.S. government may include the risk of termination for convenience by the government. In future filings, please provide a description of any material portion of your business that may be subject to renegotiation of profits or termination of contracts or subcontracts at the election of the Government. See Item 101(c)(ix) of Regulation S-K.

3.   We note that in your disclosure on page 4 you list a number of contractors, and state that Telephonics is "generally a first-tier supplier" to such prime contractors. While we note that both Lockheed Martin Corporation and the Boeing Company are significant customers of Telephonics, it is unclear whether the remaining contractors that are listed are also significant customers. In future filings, please disclose the basis upon which you have determined to identify these customers, and clarify whether these customers are representative of your customers generally.

Ames True Temper, page 8

Joint Ventures, page 11

4.   We note your disclosure regarding the joint venture interests held by ATT. We further note that you have not filed the joint venture agreements as exhibits to the Form 10-K. Please supplementally provide us with your analysis as to why the agreements are not required to be filed as exhibits pursuant to Item 601(b)(10) of Regulation S-K.

Seasonality, page 15

5.   In future filings, please describe why your revenue and earnings are historically lowest in the second quarter and highest in the fourth quarter, and why, with the inclusion of ATT, you expect that revenue and earnings will be lowest in the first and second quarters, and highest in the third and fourth quarters. We note that you have provided more robust disclosure on page 18. Please provide similar disclosure in your business section in future filings.

Intellectual Property, page 15

6.   We note that you disclose certain global and regional trademarks. However, we note your disclosure on page 9 and elsewhere in your Form 10-K that you also hold certain patents and copyrights. In future filings, to the extent material, please disclose the importance to the segment and the duration and effect of all patents and trademarks. See Item 101(c)(iv) of Regulation S-K.

Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 26

7.   We note your disclosure that you have not paid cash dividends during the past five years. In future filings, please state whether you have any future intention of paying cash dividends. See Item 201(c)(2) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Consolidated Results of Operations

Business Segments, page 32

8.   We note you present several non-GAAP measures on both a consolidated and segment basis. If you continue to present non-GAAP measures in future filings, please revise your disclosures to fully comply with all the requirements of Item 10(e)(i) of Regulation S-K for each non-GAAP measure you present.

9.   We note that your year-over-year analysis does not provide a discussion of the business reasons for changes in the various line items of your statements of income. For example,

for Telephonics, you state only that revenue increased 12% in 2010 "mainly due to awards associated with various radar programs, and the CREW 3.1 contract." This description merely tells investors that there was an increase in contracts awarded to Telephonics, but does not provide the business reasons underlying such increased awards. In addition, you state that segment operating profit margin in both 2010 and 2009 was constant "due to strong sales performance and favorable program mix being offset by higher SG&A expenses." Without further description, it is unclear what "favorable program mix" means and how this affected operating profit margin. In addition, in circumstances where there is more than one business reason for the change, you should quantify the incremental impact of each individual business reason on the overall change in the line item. We note that this comment applies to your entire Business Segments discussion. With a view toward future filings, please show us how your revised disclosure will look based on the results from your most recently completed fiscal year. See Item 303 of Regulation S-K and SEC Release No. 33-8350.

Liquidity and Capital Resources, page 34

10.   We note you have credit facilities and sources of liquidity at your disposal under various credit agreements. It is not clear, in all instances, what your available credit is under these facilities to fund your future liquidity requirements. Please modify your disclosures in future filings to provide investors with a clear understanding of your available credit under each existing credit and loan facility.

Off-Set Agreements, page 40

11.   We note your disclosure of obligations under various off-set agreements. Please tell us and disclose in your accounting policy disclosures, how you account for these obligations. In addition, please tell us if and where you have recognized these amounts in your financial statements.

Critical Accounting Policies

Goodwill, Long-Lived Intangible and Tangible Assets and Impairment, page 43

12.   We note that you have recorded goodwill impairments in prior periods and that future goodwill impairments could be material to your financial statements. To the extent that any of your reporting units have estimated fair values that are not substantially in excess of their carrying values and goodwill for such reporting units, in the aggregate or individually, if impaired, could materially impact your results or total shareholders' equity, please identify those reporting units, along with the corresponding reportable segment, and provide the following disclosures for each such unit in future filings:

- The percentage by which fair value exceeds carrying value as of the most-recent step-one test.
- The amount of goodwill allocated to the unit.
- A description of the material assumptions that drive estimated fair value.
- A discussion of the uncertainties associated with each key assumption. For example, to the extent that your assumptions materially deviate from your historical results, please include a discussion of those assumptions.
- A discussion of any potential events, trends and/or circumstances that could have a negative effect on estimated fair value.

If you have determined that estimated fair values substantially exceed carrying values for all of your reporting units, please disclose that determination in future filings. Reference Item 303 of Regulation S-K.

13.   We note your disclosure that you had three reporting units. Please tell us if you continue to believe that you have three reporting units subsequent to your acquisition of ATT. If you do, please explain to us how you determined that ATT is not a reporting unit based on the provisions of ASC 350-20-35.

Financial Statements

Note 1 – Description of Business and Summary of Significant Accounting Policies

Consolidation, page 52

14.   We note your disclosure on page 11 indicates you have various joint venture interests ranging from 25-35% as a result of your acquisition of ATT. Please expand your consolidation policy disclosure in future filings to include a discussion of how you account for the joint ventures. In addition, we note your disclosure on page 11 indicates ATT does not participate in the profit or loss of the joint ventures. In future filings, please explain to investors how the company is compensated for its activities in the joint ventures. We note your disclosure indicates that ATT is primarily responsible for exporting activities.

Note 6- Goodwill and Other Intangibles, page 66

15.   We note you have reclassified an "unpatented intangible" asset from indefinite lived to amortizable with effect from October 1, 2009. Please tell us the nature of this intangible and describe the facts and circumstances that prevented you from previously being able to identify a useful life.

Note 12- Employee Benefit Plans, page 74

16.   It appears your pension assets relative to your accumulated benefit obligation are underfunded. Please expand your disclosures in future filings to discuss any catch-up contributions you may be required to make, as well as your plan's funding status under the Pension Protection Act of 2006. Please also disclose any plan restrictions that may be in effect given your current level of funding.

Note 20- Business Segment, page 89

17.   We note you include ATT in your Home & Building Products reportable segment. Please tell us whether ATT is an operating segment. If you determined that ATT is not an operating segment, please explain to us how you made this determination based on the provisions of ASC 280-10-50. If you determined that ATT is an operating segment, please explain to us how you determined it is appropriate to aggregate ATT with CBP based on the provisions of ASC 280-10-50-11.

Exhibits

18.   We note that you incorporate the Credit Agreements, Exhibits 10.32 and 10.33, by reference to your Current Report on Form 8-K filed on October 1, 2010. However, it does not appear that you filed all of the exhibits and schedules to these agreements when you initially filed them. If these exhibits and schedules have been filed previously, please advise us as to where they are located. Otherwise, in your next Exchange Act filing, please file complete copies of such agreements, including all exhibits and schedules. See Rule 601(b)(10) of Regulation S-K. Please note that Item 601(b)(2) of Regulation S-K provides a carve-out for schedules or attachments that are not material to an investment decision, but Item 601(b)(10) does not include a similar provision.

Certifications

19.   We note that you have deleted the "(s)" from "certifying officer(s)" in paragraphs 4 and 5, and deleted "fiscal" from paragraph 4(d). In future filings, please file your certifications exactly as set forth in Item 601(b)(31)(i) of Regulation S-K. Please also comply with this comment in all future quarterly reports.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis

Executive Compensation Decisions – The Role of the Compensation Committee, Executives and Consultants, page 17

20.   We note your disclosure that in fiscal year 2010 your Compensation Committee used the services of an independent consulting firm to perform analysis and to make recommendations relating to executive compensation. In future filings, please describe the role of compensation consultants in determining or recommending the amount or form of executive and director compensation, including stating whether the consultants were engaged directly by the compensation committee, describing the nature and scope of their assignment and the material elements of the instructions or directions given to the consultants with respect to the performance of their duties under the engagement. See Item 407(e)(3)(iii) of Regulation S-K.

21.   We note your disclosure that you "do not believe that [y]our compensation programs are structured to reward inappropriate risk taking." It is unclear from such statement whether you determined that your compensation policies and practices are not reasonably likely to result in a material adverse effect. Please supplementally advise us as to whether you reached such a conclusion. See Item 402(s) of Regulation S-K.

Elements of Executive Compensation

Annual Cash Incentive Bonuses, page 19

22.   We note that you disclose the pre-determined ranges for your performance targets (EBITDA, working capital and completion of acquisitions with specific aggregate revenues) that you used to determine the annual cash incentive bonuses for both Mr. Kramer and Mr. Wetmore. In addition, we note that each of the performance targets is tied to a specific portion of the total annual cash incentive bonus. For example, Mr. Kramer was eligible for a maximum payout of $5 million, $3 million of which was based on the attainment of an EBITDA target that ranged from $45 million at a minimum threshold to $81 million for the maximum payout. Similarly, Mr. Wetmore was entitled to a maximum payout of $2.75 million, $1 million of which was based on the same EBITDA target range used for Mr. Kramer. Although you have disclosed the range of the performance targets, it is unclear how you determined the actual annual cash incentive bonuses based on the actual results received by the company. In particular,

with a view toward future filings please provide us with revised draft disclosure based on your results for the most recently completed fiscal year showing the following:

- Where actual results fell within the ranges established for the performance targets;

- How the actual payout was calculated based on where it fell within such range;

- Where the performance targets had to fall within the pre-established range for Mr. Kramer and Mr. Wetmore to receive their target bonus (i.e., 150% of base salary for Mr. Kramer and 75% of base salary for Mr. Wetmore); and

- Why Mr. Kramer received his overall maximum aggregate bonus when Mr. Wetmore received only $1 million of his overall maximum aggregate bonus of $2.75 million, despite the fact that the same performance target ranges were used.

Grants of Plan-Based Awards – Fiscal 2010, page 27

23.   We note that you have not included a threshold payout for the Non-Equity Incentive Plan Awards for Mr. Kramer and Mr. Wetmore. However, we note that there was a minimum threshold for bonus eligibility set for each of the performance targets used to determine the annual cash incentive bonus. With a view toward future filings, please provide us with revised disclosure showing the payout that Mr. Kramer and Mr. Wetmore would have received based on the minimum threshold performance targets.

Certain Relationships and Related Person Transactions, page 54

24.   We note your disclosure relating to the aggregate fees and expenses paid to affiliates of GS Direct in 2010. In future filings, please disclose the amount paid for each separate transaction with GS Direct, or any other related person, as opposed to providing only the aggregate amount.

Form 10-Q for the Quarterly Period Ended December 31, 2010

25.   We note that your Chief Executive Officer and Chief Financial officer have concluded that your disclosure controls and procedures were effective. However, you state that your "disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and Griffon's Chief Executive Officer and Chief Financial Officer have concluded that such controls and procedures are effective at the "reasonable

assurance" level." In future filings, please do not include two separate conclusions regarding the effectiveness of your disclosure controls and procedures and instead revise to clarify, if true, that your officers concluded that your disclosure controls and procedures were effective at the reasonable assurance level.

26.   In future filings, please either clarify that your disclosure controls and procedures are as defined by Exchange Act Rule 13a-15(e) and 15d-15(e), or provide the complete definition of disclosure controls and procedures as contained in such rules.

Certifications

We note that you have included the title of the certifying officer in the introductory line to the certifications and that you have reversed the words "fiscal" and "fourth" in paragraph 4(d). In future filings, please file your certifications exactly as set forth in Item 601(b)(31)(i) of Regulation S-K.

Form 8-K/A Filed November 12, 2010

Pro Forma Adjustments, page 5

Note –b

27.   It appears you have made pro forma adjustments to the historical financial statements to remove "management fees" and "deal costs". Please refer to Rule 11-02(b)(6) of Regulation S-X and tell us how these adjustments are directly attributable to the transaction, expected to have a continuing effect, and factually supportable.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kevin Stertzel at (202) 551-3723, or Anne McConnell, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Jaskot at (202) 551-3442, for questions regarding legal matters or me at (202) 551-3768 with any other questions.

Sincerely,

W. John Cash
Branch Chief